UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

____________________________

CADISTA HOLDINGS INC.

(Name of the Issuer)

____________________________

Cadista Holdings Inc.

(Names of Persons Filing Statement)

____________________________

Common Stock

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Kamal Mandan, Chief Financial Officer
Cadista Holdings Inc.
207 Kiley Drive
Salisbury, Maryland 21801
(410) 860-8500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Rajiv Khanna, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3391

and

Esteban A. Ferrer, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3340

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☒	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$33,253,770	$3,865.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Cadista Holdings Inc., a Delaware corporation, at a purchase price of $1.60 per share, net to the seller in cash, other than shares of Common Stock owned by Jubilant Pharma Limited, a corporation organized under the laws of Singapore or its affiliates (including Jubilant Generics Inc., a Delaware corporation). As of November 13, 2014, there were 117,797,180 shares of Common Stock outstanding of which 97,043,574 are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 20,753,606 shares of Common Stock. The transaction value also includes the product of (i) the excess, if any, of the offer price of $1.60 over the per-share exercise price of options to purchase shares of Common Stock that are currently outstanding and (ii) 749,547, the estimated number of shares of Common Stock subject to such options that are currently outstanding.
**

The filing fee was determined by multiplying the transaction value by the filing fee of $116.20 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,865.00
Form or Registration No.:	Schedule TO (File No. 005-86651)
Filing Party:	Jubilant Generics Inc.
Date Filed:	November 13, 2014

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed on November 17, 2014, which relates to the tender offer (the “Offer”) by Jubilant Generics Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Jubilant Pharma Holdings Inc., a Delaware corporation (“JPH”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent,” and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL” or “Jubilant Life Sciences”)), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc., a Delaware corporation (“Cadista” or the “Company”), that are not already owned by Parent and its subsidiaries at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement under the cover of Schedule TO by Purchaser, Parent, JPH and JLL with the Securities and Exchange Commission (the “SEC”) on November 13, 2014 (the “Schedule TO”), and as amended by Amendment No. 1 to the Schedule TO, filed on December 3, 2014 (the “Schedule TO Amendment”). This Amendment is being filed by the Company, the issuer of the Shares. Parent, JPH, and Purchaser are collectively referred to herein as the “Purchaser Group.”

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 13, 2014 and an Amendment No. 1 to such Schedule 14D-9 on December 4, 2014 (collectively, the “Schedule 14D-9”). The information contained in Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits to the Schedule 13E-3, is expressly incorporated by reference to the extent such information is required in response to the items of the Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in the Schedule 13E-3 and this Amendment are qualified in their entirety by the information contained in Schedule 14D-9 and the Offer to Purchase. All information contained in the Schedule 13E-3 and this Amendment concerning the Company, the Purchaser Group and JLL has been provided by such person and not by any other person.

The information in the Schedule 13E-3 is incorporated in this Amendment by reference to all of the applicable items of the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9 and Schedule 13E-3.

The Schedule 13E-3 is hereby amended and supplemented as follows:

Item 8. Fairness of the Transaction

(b) Factors Considered in Determining Fairness.

2

The following language is hereby inserted at the end of Item 8(b):

The information set forth in the following sections of the Offer to Purchase, as amended by the Schedule TO Amendment, are incorporated by reference: “What does the Special Committee and Cadista’s Board of Directors think of the Offer?” and “What is your position as to the fairness of the Offer and Merger” of the Summary Term Sheet; “Special Factors-Section 3-The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”; and “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.”

The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference, which addresses the factors listed in subsections (c), (d) and (e) of Item 1014 of Regulation M-A. Other than the Committee described therein, the Board of Directors did not appoint an “unaffiliated representative” for purposes of acting on behalf of the unaffiliated security holders.

The factors described in subsections (i), (ii), (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A are respectively: current market prices; historical market prices; purchase prices paid in previous purchases disclosed in response to Item 1002(f); and firm offers of which the subject company or affiliate is aware made by any unaffiliated person, other than the filing persons, during the past two years. As described in the Offer to Purchase, although the Shares have been registered under the Securities Exchange Act of 1934 since August 2011, a public trading market for the Shares has yet to develop. Therefore, we do not believe that current or historical market prices are relevant or material since to our knowledge there are none. Similarly, the Company and its affiliates have not purchased any of the Shares in the past two years (which would trigger the Item 1002(f) disclosure obligation) and the Filing Person is not aware of any firm offers made by any unaffiliated person during the past two years. Accordingly, we also believe these factors are not relevant or material.

Additionally, the factors described in subsections (iii) – (v) of Instruction 2 to Item 1014 of Regulation M-A that were considered by the Committee are discussed on pages 38-39 of the Offer to Purchase under the Section “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.”

Item 9. Reports, Opinions, Appraisals and Negotiations

(c) Availability of Documents.

The following language is hereby inserted prior to the last sentence of Item 9(c):

A copy of a written presentation provided by CS to the Committee in connection with an October 17, 2014 meeting is attached as Exhibit (c)(4). Such presentation and the discussion that took place at such meeting is summarized in the following sections of the Schedule 14D-9, which are incorporated herein by reference: “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.”

3

A copy of a written presentation provided by CS to the Committee in connection with a September 11, 2014 meeting is attached as Exhibit (c)(5). Such report and the discussion that took place at such meeting is described in the following sections of the Schedule 14D-9, which are incorporated herein by reference: “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.”

Item 16. Exhibits

Item 16 is amended to include the following additional exhibits, which are filed herewith:

Exhibit No.	Description
(c)(4)	Presentation of Cassel Salpeter & Co., LLC, dated October 17, 2014.
(c)(5)	Presentation of Cassel Salpeter & Co., LLC, dated September 11, 2014.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: December 4, 2014

Cadista Holdings Inc.
By: /s/ Kamal Mandan
Name: Kamal Mandan
Title: Chief Financial Officer

5